                                    Exhibit H


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.     /       , 1998


------------------------------------------------
                                                :
In the Matter of                                :
                                                :
AMERICAN ELECTRIC POWER COMPANY, INC.           :
1 Riverside Plaza                               :
Columbus, Ohio 43215                            :
                                                :
CENTRAL AND SOUTH WEST CORPORATION              :
1616 Woodall Rodgers Freeway                    :
Dallas, TX 75202                                :
                                                :
(70-    )                                       :
------------------------------------------------:


                  American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW"), registered holding companies collectively, ("Applicants"), have filed with the Securities and Exchange Commission ("Commission") an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 6, 7, 9, 10, 11, 12, 13, 32 and 33 of the 1935 Act and Rules promulgated thereunder as applicable to the proposed combination of AEP and CSW.

                  As described in more detail below, AEP proposes: (1) to acquire, by means of the merger described below all of the issued and outstanding common stock of CSW ("CSW Common Stock"), and through this acquisition (i) all of the issued and outstanding common stock of Central and South West Services, Inc. ("CSWS"), (ii) all of the issued and outstanding common stock of CSW's direct electric utility subsidiary companies, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities Company ("WTU"), and (iii) all of the issued and outstanding common stock of CSW's nonutility subsidiaries, CSW Credit, Inc. ("CSW Credit"), CSW Energy, Inc. ("CSW Energy"), CSW Energy Services, Inc. ("CSW Energy Services"), CSW International, Inc. ("CSW International"), CSW Leasing, Inc. ("CSW Leasing"), C3 Communications, Inc. ("C3 Communications") and EnerShop, Inc. ("EnerShop"); (2) to capitalize
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a special purpose subsidiary and issue AEP common stock ("AEP Common Stock") to effect the proposed transactions; (3) to provide loans and guarantees to CSW's subsidiaries and to conduct the business activities of CSW's subsidiaries; (4) that its service corporation, American Electric Power Service Corporation ("AEPSC") render services to AEP's and CSW's utility and nonutility subsidiaries; and (5) the acquisition of CSW's non-utility businesses.

                  AEP, a New York corporation, has its principal executive offices at 1 Riverside Plaza, Columbus, Ohio. AEP was incorporated under the laws of the State of New York in 1906 and reorganized in 1925. AEP is a registered public utility holding company that owns all of the outstanding shares of common stock of seven U.S. electric utility operating subsidiaries:
Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgPCo"), Ohio Power Company ("OPCo") and Wheeling Power Company ("WPCo"). Most of the operating revenues of AEP and its subsidiaries are derived from sales of electricity. AEP also owns, either directly or indirectly, all of the common stock of four material non-utility businesses -- AEP Resources, Inc. ("AEP Resources"), AEP Resources Service Company ("AEPRESCO"), AEP Communications, LLC ("AEPC"), and AEP Energy Services, Inc. ("AEPES") -- and all of the common stock of two other businesses -- AEP Generating Company ("AEGCo") and American Electric Power Service Corporation ("AEPSC"). AEP indirectly owns 50% of the outstanding share capital of Yorkshire Electricity Group plc ("Yorkshire Electricity").

                  AEP and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of its subsidiaries are also subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA") with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

                  AEP's electric utility operating subsidiaries serve approximately 3 million customers in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. The generating and transmission facilities of these subsidiaries are physically interconnected, and their operations are coordinated, as a single integrated electric utility system. Transmission networks are interconnected with extensive distribution facilities in the territories served.

                  At December 31, 1997, the U.S. subsidiaries of AEP had a total of 17,844 employees. AEP, as such, has no employees. The electric utility operating subsidiaries of AEP are each described below:

                                    APCo (organized in Virginia in 1926) is
                  engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 877,000 customers in the southwestern portion of Virginia and southern West Virginia, and in supplying electric power at wholesale to other electric utility companies and municipalities in those states and in Tennessee. At December 31, 1997, APCo had 3,877 employees. Among the principal industries served by APCo are coal mining, primary metals, chemicals and textile mill products. A comparatively small part of the properties and business of APCo is located in the northeastern end of Tennessee. APCo's retail rates and certain other matters are subject to regulation by the West Virginia Public Service Commission ("West Virginia Commission") and the State Corporation Commission of Virginia.

                                    CSPCo (organized in Ohio in 1937, the
                  earliest direct predecessor company having been organized in
                  1883) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 621,000 customers in central and southern Ohio, and in supplying electric power at wholesale to other electric utilities and to municipally owned distribution systems within its service area. At December 31, 1997, CSPCo had 1,802 employees. Among the principal industries served by CSPCo are food processing, chemicals, primary metals, electronic machinery and paper products. CSPCo's retail rates and certain other matters are subject to regulation by the Public Utilities Commission of Ohio ("Ohio Commission").

                                    I&M (organized in Indiana in 1925) is
                  engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 549,000 customers in northern and eastern Indiana and southwestern Michigan, and in supplying electric power at wholesale to other electric utility companies, rural electric cooperatives and municipalities. At December 31, 1997, I&M had 3,306 employees. Among the principal industries served by I&M are primary metals, transportation equipment, electrical and electronic machinery, fabricated metal products, rubber and miscellaneous plastic products and chemicals and allied products. I&M's retail rates and certain other matters are subject to regulation by the Indiana Utility Regulatory Commission and the Michigan Public Service Commission. I&M also is subject to regulation by the Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act of 1954, as amended ("Atomic Energy Act") with respect to the operation of its nuclear generation plant.

                                    KPCo (organized in Kentucky in 1919) is
                  engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 168,000 customers in eastern Kentucky, and in supplying electric power at wholesale to other utilities and municipalities in Kentucky. At December 31, 1997, KPCo had 731 employees. The principal industries served by KPCo include coal mining, petroleum refining, primary metals and chemicals. KPCo's retail rates and certain other matters are subject to regulation by the Kentucky Commission.

                                    KgPCo (organized in Virginia in 1917)
                  provides electric service to approximately 43,000 customers in Kingsport and eight neighboring communities in northeastern Tennessee. KgPCo has no generating facilities of its own. It purchases electric power distributed to its customers from APCo. At December 31, 1997, KgPCo had 85 employees. The principal industries served by KgPCo include chemicals and allied products, paper products, stone, clay, glass and concrete products, textiles and printing products. KgPCo's retail rates and certain other matters are subject to regulation by the Tennessee Regulatory Authority.

                                    OPCo (organized in Ohio in 1907 and
                  reincorporated in 1924) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 679,000 customers in the northwestern, east central, eastern and southern sections of Ohio, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, OPCo and its wholly owned subsidiaries had 4,376 employees. Among the principal industries served by OPCo are primary metals, rubber and plastic products, stone, clay, glass and concrete products, petroleum refining and chemicals. OPCo's retail rates and certain other matters are subject to regulation by the Ohio Commission.

                                    WPCo (organized in West Virginia in 1883 and
                  reincorporated in 1911) provides electric service to approximately 42,000 customers in northern West Virginia. WPCo has no generating facilities of its own. It purchases electric power distributed to its customers from OPCo. At December 31, 1997, WPCo had 94 employees. The principal industries served by WPCo include chemicals, coal mining and primary metal products. WPCo's retail rates and certain other matters are subject to regulation by the West Virginia Commission.

                  AEGCo was organized in Ohio in 1982 as an electric generating company. AEGCo sells power at wholesale to I&M, KPCo and Virginia Electric and Power Company, an unaffiliated public utility. AEGCo has no employees.

                  AEPSC provides, at cost, accounting, administrative, information systems, engineering, financial, legal, maintenance and other services to the AEP companies. The executive officers of AEP and its public utility subsidiaries are all employees of AEPSC.

                  AEP, primarily through AEP Resources, AEPRESCO, AEPC, and AEPES, pursues new non-utility business opportunities, particularly those which allow use of its expertise. These subsidiaries are described below:

                                    AEP Resources' primary business is
                  development of, and investment in, exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.

                                    AEP Resources indirectly owns 50% of the
                  outstanding share capital of Yorkshire Electricity. Yorkshire Electricity is principally engaged in the distribution of electricity to approximately 2.1 million customers in its authorized service territory which is comprised of 3,860 square miles and located centrally on the east coast of England.

                                    AEP Resources' indirect subsidiary, AEP
                  Pushan Power, LDC, has a 70% interest in Nanyang Electric, a joint venture organized to develop and build two 125 MW coal-fired generating units near Nanyang City in the Henan Province of The Peoples' Republic of China. Funding for the construction of the generating units has commenced and will continue through completion thereof, which is expected to occur sometime before the end of 1999.

                                    A subsidiary of AEP Resources also has an
                  equity interest, which, subject to certain conditions, could reach 20%, in Pacific Hydro Limited, an Australian company that develops and operates hydroelectric facilities.

                                    AEP received approval from the Commission
                  under the 1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,645,000,000 at June 30, 1998) for investment in EWGs and FUCOs through AEP Resources. American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998).

                                    AEPRESCO offers engineering, construction,
                  project management and other consulting services for projects involving transmission, distribution or generation of electric power both domestically and internationally.

                                    AEPC was formed in 1997 to pursue
                  opportunities in the telecommunications field. AEPC operates a fiber optic line that runs through Kentucky, Ohio, Virginia and West Virginia. This fiber optic line is capable of providing high speed telecommunications capacity to other telecommunications companies. In addition to establishing and providing fiber optic services, AEPC also made investments in two companies engaged in providing digital personal communications services, the West Virginia PCS Alliance, LLC and the Virginia PCS Alliance, LLC.

                                    AEPES is authorized to engage in
                  energy-related activities, including marketing electricity, gas and other energy commodities. AEPES is an energy-related company under Rule 58.

                  AEP's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were $8,195,575,000. Consolidated assets of AEP and its subsidiaries as of June 30, 1998, were approximately $17.8 billion, consisting of $11.6 billion in net electric utility property, plant and equipment and $6.2 billion in other corporate assets.

                  CSW, incorporated under the laws of Delaware in 1925, has its principal executive offices at 1616 Woodall Rodgers Freeway, Dallas, Texas. CSW is a public utility holding company registered under the 1935 Act that owns all of the common stock of four U.S. electric utility operating subsidiaries: CPL, PSO, SWEPCO, and WTU. CSW also owns all of the common stock of CSWS, CSW Energy, CSW International, C3 Communications, EnerShop, CSW Energy Services, and CSW Credit, and indirectly owns all of the outstanding share capital of SEEBOARD. In addition, CSW owns 80% of the outstanding shares of common stock of CSW Leasing.

                  CSW's electric utility subsidiaries are public utility companies engaged in generating, purchasing, transmitting, distributing and selling electricity. CSW's U.S. electric utility operating subsidiaries serve approximately 1.7 million customers in portions of Texas, Oklahoma, Louisiana and Arkansas. These companies serve a mix of residential, commercial and diversified industrial customers.

                  CSW and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of the subsidiaries are also subject to regulation by the FERC under the FPA with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

                  At December 31, 1997, the U.S. subsidiaries of CSW had 7,254 employees. CSW, as such, has no employees. The electric utility operating subsidiaries of CSW are described below:

                           CPL (organized in Texas in 1945) is engaged in the
                  generation, sale, purchase, transmission and distribution of electric power to approximately 628,000 customers in portions of south Texas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, CPL had 1,668 employees. The principal industries served by CPL include manufacturing, mining, agricultural, transportation and public utilities sectors. The Public Utility Commission of Texas ("Texas Commission") has original jurisdiction over retail rates in the unincorporated areas and appellate jurisdiction over retail rates in the incorporated areas served by CPL. CPL is also subject to regulation by the NRC under the Atomic Energy Act with respect to the operation of its ownership interest in a nuclear generating plant.

                           PSO (organized in Oklahoma in 1913) is engaged in the
                  generation, sale, purchase, transmission and distribution of electric power to approximately 481,000 customers in portions of eastern and southwestern Oklahoma, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, PSO had 1,273 employees. The principal industries served by PSO include natural gas and oil production, oil refining, steel processing, aircraft maintenance, paper manufacturing and timber products, glass, chemicals, cement, plastics, aerospace, telecommunications and rubber goods. PSO is subject to the jurisdiction of the Corporation Commission of the State of Oklahoma with respect to retail rates.

                           SWEPCO (organized in Delaware in 1912) is engaged in
                  the generation, sale, purchase, transmission and distribution of electric power to approximately 416,000 customers in portions of northeastern Texas, northwestern Louisiana and western Arkansas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, SWEPCO had 1,529 employees. The principal industries served by SWEPCO include mining, manufacturing, chemical products, petroleum products, agriculture and tourism. SWEPCO is subject to the jurisdiction of the Arkansas Public Service Commission and the Louisiana Public Service Commission with respect to retail rates, as well as the Texas Commission as set forth in the description of the regulation of CPL above.

                           WTU (organized in Texas in 1927) is engaged in the
                  generation, sale, purchase, transmission and distribution of electric power to approximately 187,000 customers in portions of central west Texas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, WTU had 907 employees. WTU serves manufacturing and processing plants producing cotton seed products, oil products, electronic equipment, precision and consumer metal products, meat products, gypsum products and carbon fiber products. The territory also has several military installations and state correctional institutions. WTU is subject to the jurisdiction of the Texas Commission as set forth in the description of the regulation of CPL above.

                  CSWS performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power and other services for the CSW companies, primarily for CSW's U.S. electric utility subsidiaries. After the Merger, services performed by CSWS will be performed by AEPSC.

                  CSW's material non-utility businesses are conducted through CSW Energy, CSW International, CSW Energy Services, C3 Communications, CSW Credit, EnerShop and CSW Leasing. These subsidiaries are described below:

                           CSW Energy develops, owns and operates independent
                  power production and cogeneration facilities within the U.S. Currently, CSW Energy has ownership interests in seven projects, six in operation and one in development.

                           CSW International engages in international
                  activities, including developing, acquiring, financing and owning EWGs and FUCOs, either alone or with local or other partners. CSW International indirectly owns all of the outstanding share capital of SEEBOARD plc ("SEEBOARD"). CSW acquired indirect control of SEEBOARD in April 1996. SEEBOARD's principal regulated businesses are the distribution and supply of electricity. SEEBOARD is engaged in other businesses, including gas supply, electricity generation and electrical contracting. SEEBOARD's service area covers approximately 3,000 square miles in southeast England. The service area extends from the outlying areas of London to the English Channel.

                           CSW received approval from the Commission under the
                  1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,732,000,000 at June 30, 1998) for investment in EWGs and FUCOs through CSW Energy and CSW International. Central and South West Corp., et al., HCAR No. 26653 (January 24, 1997).

                           CSW Energy Services, an energy-related company under
                  Rule 58, was formed to compete in restructured electric utility markets and serves as an energy service provider to wholesale and retail customers. It also engages in the business of marketing, selling, and leasing to certain consumers throughout the United States certain electric vehicles and retrofit kits subject to limitations imposed by the Commission.

                           C3 Communications has two main lines of business. C3
                  Communications' Utility Automation Division specializes in providing automated meter reading and related services to investor-owned municipal and cooperative electric utilities. C3 Communications also offers systems to aggregate meter data from a variety of technologies and vendor products that span multiple communication mode infrastructures including broadband, wireless network, power line carrier and telephony-based systems. C3 Communications is an "exempt telecommunication company" under the 1935 Act.

                           CSW Credit was originally formed to purchase, without
                  recourse, accounts receivable from the CSW electric utility subsidiaries to reduce working capital requirements. Because CSW Credit's capital structure is more highly leveraged than that of the CSW electric utility subsidiaries, CSW's overall cost of capital is lower. Subsequent to its formation, under the 1935 Act, CSW Credit's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated parties subject to limitations imposed by the Commission.

                           EnerShop, an energy-related company under Rule 58,
                  provides energy services to commercial, industrial, institutional and governmental customers in Texas. These services help reduce a customer's operating costs through increased energy efficiencies and improved equipment operations. EnerShop utilizes the skills of local trade allies in offering services that include facility analysis; project management; engineering design; equipment procurement; and construction and performance monitoring.

                           CSW Leasing, approved by the Commission in 1985, is a
                  joint venture with CIT Group/Capital Equipment Financing. It was formed to invest in leveraged leases.

                  CSW's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were approximately $5.4 billion. Consolidated assets of CSW and its subsidiaries as of June 30, 1998 were approximately $13.8 billion, consisting of $8.4 billion in net electric utility property, plant and equipment and $5.4 billion in other corporate assets.

                  An Agreement and Plan of Merger, dated as of December 21, 1997 ("Merger Agreement") among AEP, CSW and Augusta Acquisition Corporation, a wholly owned subsidiary that AEP has incorporated under Delaware law ("Merger Sub"), provides for a combination of AEP and CSW in which Merger Sub will be merged with and into CSW ("Merger"), with CSW as the surviving corporation.

                  Merger Sub was organized solely for the purpose of the Merger and has not conducted any activities other than in connection with the Merger. Merger Sub has no subsidiaries. Each share of common stock of Merger Sub, par value $0.01 per share, to be issued to AEP and outstanding immediately before the consummation of the Merger will be converted into one share of CSW Common Stock, upon consummation of the Merger. Thus, the sole purpose for Merger Sub is to serve as an acquisition subsidiary of AEP for purposes of effecting the Merger. Approval of this Application-Declaration will constitute approval of the acquisition by AEP of the common stock of Merger Sub.

                  AEP requests authority to issue shares of AEP Common Stock to consummate the Merger. Each share of CSW Common Stock (other than shares of CSW Common Stock owned by AEP, Merger Sub or any other direct or indirect subsidiary of AEP and shares of CSW Common Stock that are owned by CSW or any direct or indirect subsidiary of CSW, in each case not held on behalf of third parties) issued and outstanding immediately prior to the effective date of the Merger will be converted into the right to receive, and become exchangeable for, 0.60 shares of AEP Common Stock. The former holders of CSW Common Stock will own approximately 40% of the outstanding shares of AEP Common Stock after the Merger.

                  After the Merger, CSW will be a wholly owned subsidiary of AEP. AEP's utility and nonutility subsidiaries will remain subsidiaries of AEP. CSW's utility and nonutility subsidiaries will become indirect subsidiaries of AEP, other than CSWS, which will be merged into AEPSC.

                  Applicants seek the amendment of AEP's existing authority to authorize the Combined Company (AEP following the Merger) to support the financing arrangements (including the issuance and guaranteeing of indebtedness) and business activity currently supported by CSW.

                  AEPSC is a service company that, pursuant to service agreements with each of the subsidiary companies of AEP, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the AEP subsidiary companies. Pursuant to the service agreements, these services are provided at cost.

                  Similarly, CSWS is a service company which, pursuant to service agreements signed with each of the subsidiary companies of CSW, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the CSW subsidiary companies. Pursuant to the service agreements, these services are provided at cost.

                  Upon consummation of the Merger, CSWS will be merged with AEPSC, and AEPSC will be the surviving service company for the Combined System. Applicants intend that AEPSC will enter into an amended service agreement with AEP's subsidiary companies and CSW's subsidiary companies. Under the amended service agreement, AEPSC will provide the services previously provided by the two service companies, CSWS and AEPSC. The amended service agreement to be entered into between AEPSC and the utility and nonutility subsidiary companies of AEP and CSW, which, pending Commission approval, will become effective upon the consummation of the Merger, is similar to those service agreements currently in place.

                  Under the terms of the amended service agreement, AEPSC will render to the subsidiary companies of the Combined Company, at cost, various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services. AEPSC will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Costs incurred in connection with services performed for a specific subsidiary company will be billed 100% to that subsidiary company. Costs incurred in connection with services performed for two or more subsidiary companies will be allocated in accordance with various allocation factors. Indirect costs incurred by AEPSC which are not directly allocable to one or more subsidiary companies will be allocated and billed in proportion to how either direct salaries or total costs are billed to the subsidiary companies depending on the nature of the indirect costs themselves. The time AEPSC employees spend working for each subsidiary will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each subsidiary company will maintain separate financial records and detailed supporting records. Applicants hereby request that the Commission approve the amended service agreement between AEPSC and the subsidiary companies of the Combined Company and the related allocation factors. The expanded number of allocation factors are based on cost-drivers emphasizing factors that correlate to the volume of activity that is inherent in performing certain services.

                  The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by December 15, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After December 16, 1998, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

                  For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                                   Jonathan G. Katz
                                   Secretary